American Enterprise Development Corporation

1240 Blalock Road, Ste. 150

Houston, Texas 77055

(713) 266-3700

July 18, 2006

John Ganley

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:

American Enterprise Development Corporations, Application for Withdrawal of Registration Statement on Form S-8; SEC File No. 333-134966

Dear Ganley:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the undersigned registrant, American Enterprise Development Corporation, Inc. (the “Registrant”) applies for an order granting the immediate withdrawal of its Registration Statement on Form SB-2.  The Registration Statement was originally filed on June 13, 2006.

Pursuant to comments received related to the 2006 Stock Plan for Directors, Officers and Consultants files on Form S-8 on June 13, 2006, the Company has elected to withdraw the registration of the Plan.  No securities have been sold under the Registration Statement and no prospectus or offer has been distributed to any person or entity other than through the filings made with the Commission.

Therefore, we request an order granting the withdrawal of the Registration Statement including all exhibits, be issued by the Commission as soon as possible on the grounds that the withdrawal is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

Please provide the Registrant a facsimile copy of the order as soon as it is available at facsimile number (713) 266-3701.  If you have any questions regarding the foregoing application for withdrawal, please feel free to contact me at (713) 249-1428.  Thank you for your assistance with this matter.

Sincerely,

___//s// Carey Kent Williams, President___